PERTH, AUSTRALIA. Up until 1996 RD syndication was a government sanctioned investment program to promote private sector investment in RD projects. A substantial number of companies participated in over 200 RD syndicates with the express encouragement and formal consent from the Industry Research and Development Board IRDB and the Australian Taxation Office ATO. In recent years the ATO has been retrospectively reviewing these RD syndicates.

In 1995 and 1996 Orbital Corporation Ltd and subsidiaries Orbital entered into joint venture RD syndicated arrangements with Coles Myer Ltd and subsidiaries CML to undertake research and development relating to production of vehicles using Orbitals technology.
The JV arrangements required payment of licence fees for the use of Orbitals technology by the CML Orbital JV. At all stages Orbital took advice from and relied on independent experts and advisors in relation to the JV transactions.

The JV arrangements led to the successful technical completion of research and development in relation to two stroke engines in 100 vehicles the Genesis Project and application of Orbitals technology to four stroke engines.

The JV arrangements contained conditions precedent, including that
 CML received satisfactory determinations from the JRD Board, independent valuations as to the licence fees and private tax rulings confirming tax deductibility of licence fees that would provide CML with reductions in tax in the vicinity of AUD13.0 million and AUD8.0 million, respectively, in 1995 1996 and 1996 1997.

CML proceeded with the JV arrangements on that basis.

Some 10 years after the transactions CML has advised Orbital that the ATO has formed a preliminary opinion that some portion of the licence fees may not be tax deductible and that the ATO may reassess CML. CML has advised Orbital that it considers that it is entitled to the tax deductions in respect of the licence fees self assessed in accordance with the private tax rulings but that should CML ultimately receive assessments or amendments disallowing deductions previously claimed in respect of the Orbital
 RD Syndicates, CML considers that it is entitled to claim from Orbital Australia Pty Ltd and Orbital Engine Corporation Limited
 together Orbital any amounts assessed and any costs pertaining thereto pursuant to the representations, warranties, indemnities and guarantees provided by Orbital in the Transaction Documents entered into as part of the Orbital RD Syndicates and that CML reserves all its rights against Orbital in this regard.

Orbital understands that CMLs position is that the private tax rulings preclude the ATO from reassessing CML and that CML is disputing the ATOs threatened reassessments. Orbital supports CMLs position that the ATO cannot deny CML deductions for the licence fees or any portion of the licence fees.

CML has not identified any particular representation or warranty that Orbital is alleged to have given in relation to the JV arrangements nor identified any particular alleged breach of any representation or warranty by Orbital. Orbital cannot say on what basis CML has any claim against Orbital.

In response to CMLs generalised assertion, Orbital says that no representation or warranty was given to CML by Orbital or anyone on its behalf that CML would be allowed tax deductions for the licence fees. Orbital does not believe that CML has any sustainable claim against it for the indemnity generally asserted by CML.

We are obviously unhappy with this process which has been triggered by a retrospective ATO review 10 years after the event, said Chief Executive Officer Dr. Rodney Houston We do not believe there is any sustainable claim against Orbital however we are cooperating with Coles Myer in their response to the ATO.

Orbital will provide further information as it becomes available that may clarify the basis of any claim that CML says it has against Orbital.

Forward Looking Statements

This release includes forward looking statements that involve risks and uncertainties. These forward looking statements are based upon managements expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Companys Form 20F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward looking statements made in this release to reflect events or circumstances after the date of this release.

ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles,marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 810 245 0621